Zi Corporation

Management Discussion and Analysis

For the Three and Nine Month Periods Ended

September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2008 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report and the annual audited financial statements for the year ended December 31, 2007. The Management Discussion and Analysis, has been prepared as at November 7, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations ( MD&A ) has been prepared with reference to our unaudited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ( U.S. GAAP ). All financial information herein is presented in United States of America dollars ( U.S. Dollars ), except as otherwise indicated.

Forward-Looking Information

This MD&A contains forward-looking statements within the meaning of the applicable securities laws. You can identify these forward-looking statements when you see us using words such as expect , anticipate , estimate , believe , may , potential , intends , plans and other similar expressions or statements that an action, event or result may , could or should be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in Risk Factors below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta, Canada. Our corporate headquarters is in Calgary, Alberta with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market software designed to provide discovery and usability solutions for mobile search, input and advertising. Our embedded software products make such electronic devices such as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby improving the user experience by allowing the user to utilize the full potential of these devices.

The mobile handset market is one of the largest and most vibrant global electronics markets. Sources from Portio Research estimate the global subscriber base to have reached over 3 billion in late 2007, growing to 5.5B by 2013. Despite the prospect of a global economic recession, researcher Strategy Analytics estimates that over 1.2 billion handsets may be sold in 2008. Consensus estimates for 2009 put unit growth rates at between 3%-6%. Positive trends include the continued growth of mobile handsets in emerging markets, with sales of entry level devices growing, and increased sales of feature phones as replacement devices. We are uniquely positioned to benefit from this trend, based on our proven ability to develop mobile solutions in multiple languages, for devices ranging from proprietary entry level ultra low cost handsets and replacement feature phones, to smartphones based on open architectures.

Within both the emerging markets and the mature developed world, 2008 may well be the year of the smartphone. Dramatic increases in unit smartphone sales in 2007 are expected to continue into 2008, driven by the consumers desire to gain access to the outside world with them, in an environment that recognizes the unique challenges of the mobile device. Our product portfolio helps deliver on the promise of the smartphone, through improved input, search, and service discovery.

As the handset market has grown and evolved, wireless carriers worldwide have begun to deliver services which are uniquely positioned to the personal always on nature of the mobile phone. Content and product downloads, and other services unrelated to voice continue to deliver revenue growth, and services such as mobile advertising are beginning to gain strategic importance to the operator and subscriber alike. Informa estimates that worldwide mobile advertising revenues should increase from $2.6 billion in 2007, to almost $14 billion in 2011. In a recent market survey, Nielsen reported that almost 25 percent of U.S. mobile subscribers reported seeing mobile advertising, and of those, over 50 percent reported responding to it. Our mobile search and discovery solutions facilitate the effective, relevant, and context sensitive delivery of these non-voice services.

To enable users to enter data more efficiently, circumvent complex and tedious interfaces, to utilize features offered by smartphones, and to capitalize on the potential advertising market, we offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 70 languages, representing languages spoken and written by two thirds of the world's population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiText for one-touch predictive text entry; eZiType predictive keyboard with auto-correction; Decuma for natural handwriting recognition with prediction technology; and Qix , a mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user ( ARPU ).

Our primary customers are original equipment manufacturers ( OEMs ) and original design manufacturers ( ODMs ) seeking to embed a text input solution in their device products for consumer use. We have also begun selling our products to network operators seeking to promote more service use and achieve revenue and innovation advantage. As more consumers use smartphones, Qix is well positioned to enhance the user experience by making it easier to utilize the advanced functions, and increase the ARPU that carriers earn.

Our customer and alliance base of OEM's and ODM's is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, ZTE, Sony Ericsson, Samsung, Kyocera, Lenovo, Sony, Sony Computer Entertainment, Nintendo, Motorola, LG Electronics, and UT Starcom.

We deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with Qix. Qix makes it easier for consumers to use advanced services, thus driving service usage and adoption ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ( T-Mobile ), a major global wireless service operator. In the first quarter 2008, we announced our second revenue generating agreement with TELUS, a leading national telecommunications company in Canada. TELUS began shipping Qix embedded units in the fourth quarter of 2008. We are also in the process of conducting a trial with another major carrier. The results of these trials, when completed, will be used to further market our technology and sign revenue generating agreements.

In summary, our product portfolio includes:

eZiText offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features
●	Full word prediction
●	Single mode entry for different languages and applications
●	Dual language prediction for multilingual users
●	Passive and active learning of user vocabulary
●	Cross-application indexing and context-sensitive vocabulary

eZiType is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features
●	Full word prediction
●	Auto-correction of common misspellings and keyboard errors
●	Single mode entry for different languages and applications
●	Dual language prediction for multilingual users
●	Passive and active learning of user vocabulary
●	Cross-application prediction and context-sensitive vocabulary
●	Works on virtual or hardware keyboards

Qix is a natural discovery engine that embeds on any mobile device and easily integrates with handset features, applications and content sources. It complements the user interface by providing an alternative to the standard menu. Qix allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often.

Key Features
●	On-device search
●	Natural language access to handset features and applications, bypassing the menu and encouraging repeated use
●	Operator content discovery

Decuma is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which greatly enhances the user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features
●	Global coverage in 70 languages
●	World class predictive text features
●	User interface flexibility and simple integration

Recent Developments:

The third quarter of 2008 was very exciting as we made several important announcements highlighting recent developments. We believe these press releases were very positive and were crucial in demonstrating our value and achievements to the marketplace.

Market Related Events:

On October 16, 2008 we announced the successful completion of several new licensing agreements within the Asian mobile space with Guohong Communication and Digital Technology Company, UTStarcom, Longcheer Telecommunication (H.K.) Limited, and CK Telecom. These successes are in addition to other licensing agreements announced earlier with Chinese giants ZTE and Lenovo Mobile, global manufacturers, UTStarcom and Kyocera Corp., and Trolltech. The Chinese Ministry of Information reported that mobile telecom revenue in China hit a record high of RMB 176.85 billion (USD $24.97 billion) in the first five months of 2008, up 16.5% on last year’s figures. Short message service ("SMS") figures in China were also up 24.6% year-on-year, with 287.26 billion SMS sent in the same period. By capitalizing on this growth, we have captured a significant share of the Asian market and have further solidified our position as a leading provider of innovative text input products.

On September 25, 2008 we announced the availability of the first of a series of Qix enabled mass-market phones to be shipped this year in Canada by TELUS. Branded TELUS Quick Find, Qix is being introduced to Canadian consumers for the first time on the HTC Touch Dual. In addition, on October 1, 2008, we announced the availability of a second cell phone in a series of Qix-enabled mass-market phones from TELUS available on Motorola’s RAZR VE 20. These are important milestones in an effort to introduce Mobile Discovery to North American consumers.

On September 15, 2008, we announced that Sony Ericsson has agreed to significantly expand their existing licensing relationship with us. The new arrangement will generate multi-million dollars in revenues over the remainder of the contract, representing an approximate increase of 33 percent in revenues per year from shipments of our predictive text software when compared to the previous year of this agreement. Also, the new arrangement will result in an approximate increase of over 80 percent for such revenues in the second half of 2008, when compared to the first half.

On August 27, 2008, we announced the renewal of our license agreement with Nokia Corporation for a multi year period. The contract included a 100 percent increase in revenue in the first year compared to the current contract, and a significant initial payment payable upon signing followed by quarterly installments during the life of the contract. The initial payment was paid on October 16, 2008. Nokia is the world’s number one manufacturer of mobile devices, with an estimated 40 percent share of global device market, selling approximately 437 million mobile phones in more than 150 countries in 2007.

On August 21, 2008, we announced that UTStarcom, a major international IP and wireless technology manufacturer began shipping Internet Protocol TV set-top-boxes in China featuring our predictive text input solution. This solidifies our relationship with UTStarcom and opens the door to other potential applications for our leading input products within the UTStarcom family of products and solutions.

On August 19, 2008, we announced that Samsung has integrated our eZiText and Decuma text entry solutions onto its L258 and G618 handsets in China. This integration sees our market proven Decuma Chinese V4.1 handwriting recognition technology featured on two GSM handsets in China. Decuma is bundled with predictive text entry software eZiText, to provide Samsung with a complete text input solution.

On August 14, 2008, we announced the completion of our European Qix trials which showed compelling data results. The results from these independent trials validates the value that Qix offers, and will be instrumental in negotiating new Qix deals with carriers.

On July 10, 2008 we announced the signing of a contract with the Chinese telecommunications equipment manufacturer, ZTE Corporation for the delivery of Decuma Chinese and English. With sales of over $5 billion in 2007, ZTE plays an important role in the international telecom community.

On July 2, 2008 we announced that Kyocera Corporation, a leading global handset manufacturer based in Japan, has chosen our eZiText and eZiType predictive text technologies for select devices within its advanced mobile phone portfolio. This deal not only continues our relationship with Kyocera, but also licenses our products on Kyocera’s Sanyo-branded mobile handsets worldwide.

Other Significant Events

Tender Purchase Offer

On August 14, 2008, our Board of Directors ("Directors") received an unsolicited proposal to acquire the shares of Zi at a price of $0.80 per share from Nuance Communications, Inc. ("Nuance"). Further, we announced that the Board of Directors declined to enter into negotiations for such proposal because the Board determined, in consultation with Ridgecrest Capital Partners, a financial advisor, and other advisors, that the proposal did not recognize the full value of Zi. We subsequently announced that we commenced communications with Nuance, through our investment bankers, and at the same time were considering all available strategic alternatives.

On August 20, 2008, we announced that we received notice on August 19, 2008 from Nuance of a motion filed against Zi in the United States District Court, Northern District of California, San Francisco Division. The motion claims that we have violated a 2002 consent judgment which settled a patent litigation with Tegic Communications, Inc. ("Tegic") involving our eZiText software. Tegic was recently acquired by Nuance. In our press release we stated that the motion for contempt is without merit. We are examining all legal remedies available to us with respect to this motion.

On August 27, 2008, we announced receiving another notice from Nuance of a patent infringement claim filed against us in the Federal Court in Toronto, Canada, claiming that Zi infringes on the intellectual property of Tegic with its Qix and eZiText products. In our press release we stated that we have no reason to believe that we infringe on any patent claims of Nuance. We are examining all legal remedies available to us with respect to this action.

Other Announcements

On August 7, 2008 we announced our request for a hearing before a Nasdaq Listing Qualifications Panel (the "Panel") to appeal a Staff Determination to delist the Company’s common shares from the Nasdaq Capital Market as described in a letter received from the Nasdaq on August 1, 2008 indicating that the Company had failed to regain compliance with Nasdaq’s requirements for continued listing of the Company’s common shares on the Nasdaq Capital Market. Pursuant to the Nasdaq Marketplace Rules, the Panel has the authority to grant the Company up to an additional 180 days from August 1, 2008 (i.e., January 28, 2009) to implement its plan of compliance. On September 18, 2008, we presented our plan of compliance to the Panel. On October 21, 2008, NASDAQ announced that it would take no action to delist companies that were not in compliance with the minimum bid or market value of publicly held shares listing requirements through January 16, 2009. Accordingly, the Panel decision on our appeal will not be issued until after January 16, 2009. If we regain compliance for continued listing by such time, no decision will be issued. However, if we are still not in compliance at close of business January 16, 2009, we would be required to submit an updated plan of compliance by January 20, 2009, in order to continue to have our appeal considered at that time.

In the event that the Panel denies our request for continued listing on the Nasdaq Capital Market, the Company’s common shares could be eligible for quotation and trading on the Over-the-Counter Bulletin Board. Additionally, trading of the Company’s shares will continue on the Toronto Stock Exchange (TSX).

On July 24, 2008 we announced that the United States Court of Appeals for the Federal Circuit has determined that the United States District Court had ruled correctly in the matter of the lawsuit filed by The Board of Regents of the University of Texas System when the United States District Court for the Western District of Texas issued a judgment in favor of the defendants. The District Court had issued an order of non-infringement on May 3, 2007.

Summary of Results of Operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

(Thousands except per share amounts) (unaudited)
Revenues	$4,248	$3,385	$10,007	$9,505
Gross margin	$4,198	$3,331	$9,808	$9,348
Loss – continuing operations	$955	$1,260	$3,508	$4,068
Net loss	$955	$1,260	$3,508	$3,435
Total assets	$12,436	$14,469	$12,436	$14,469
Net loss per share from continuing operations – basic
and diluted	$0.02	$0.02	$0.07	$0.08
Net loss per share - basic and diluted	$0.02	$0.02	$0.07	$0.07
Outstanding shares, weighted average	50,644	50,558	50,593	47,820
Outstanding shares, end of period	50,668	50,558	50,668	50,558
All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in the preparation of our consolidated financial statements:

Going Concern Uncertainty

As at September 30, 2008, we had an accumulated deficit of $117,209,816 and for the nine month period ended September 30, 2008, incurred a loss of $3,507,719 from continuing operations and used cash in operating activities of $6,101,433. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. We intend to ultimately achieve profitability. There is significant uncertainty that we will be successful in executing this plan. Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

We were also successful in establishing an inter-company royalty program. This program provides an ongoing mechanism to access cash accumulated in our profitable Chinese subsidiaries, providing us with an additional source of capital and more flexibility in managing our cash flows globally.

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principles of Consolidation

The consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us.

We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at September 30, 2008 and December 31, 2007, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

Revenues from software licensing agreements are recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could materially impact the amount of earned and unearned revenue.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are generally recorded as earned. For customers whose collectability is uncertain, royalties are recorded when payment is received.

Revenue from consulting and engineering services is recognized using the percentage of completion method.

Stock-based Compensation

We account for stock-based compensation in accordance with FAS No. 123(R), "Share Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, future tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce future tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our future tax assets and liabilities and any valuation allowance to be recorded against a future tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We account for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") has mandated the adoption of International Financial Reporting Standards ("IFRS") for years starting after January 1, 2011. In addition, The Securities and Exchange Commission ("SEC") is considering mandating IFRS in 2014, 2015 or 2016, and will be releasing additional information in the near future. While we report under U.S. GAAP, we are listed on the Toronto Stock Exchange ("TSX") and therefore may be affected by the change to IFRS when filing with the TSX. We are also listed on the NASDAQ and will be affected should the SEC implement mandatory adoption of IFRS. Accordingly, we will be evaluating the impact of IFRS to our financial reporting during 2008, and will develop an implementation plan as appropriate. As we complete our evaluation, we will further communicate the impact of adoption of IFRS in Canada and the US.

In March 2008, FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161") which changes the disclosure requirements for derivative instruments and hedging activities. The intention of FAS 161 is to enhance the current disclosure framework in FAS 133 – Accounting for Derivative Instruments and Hedging Activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not historically entered into derivative instruments and hedging activities. However, we are considering actively managing our foreign exchange risks which includes entering into derivative and hedging contracts if appropriate. Accordingly, we will be required to disclose our hedging activities, if any, in accordance of FAS 161 for years beginning after November 15, 2008.

In December 2007, FASB issued FAS 160, "Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements," ("FAS 160"). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will not have a material effect on our consolidated financial position, results of operations or cash flows.

We have adopted FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" ("FAS 159"). The statement provides companies with an option to report selected financial assets and liabilities at fair value. The adoption of FAS 159 has not had a significant impact on our consolidated operations and financial condition.

We have adopted FAS 157, "Fair Value Measurements" ("FAS 157"). The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The adoption of FAS 157 has not had a significant impact on our consolidated operations and financial condition.

The SEC commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would not be required to adopt it until the matter had been settled. In June 2008, the Emerging Issues Task Force ("EITF") issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock", effectively settling this issue. We do not have warrants outstanding that meet this definition of a derivative under FAS 133 as at September 30, 2008. As we do not anticipate having warrants that meet this definition as at December 31, 2008, no adjustment is required.

Overall Performance

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages and per share amounts) (unaudited)

Revenues	$4.2	$3.4	26%	$10.0	$9.5	5%

Operating loss from continuing operations	0.9	0.6	60%	3.7	3.2	17%

Net loss from continuing operations	1.0	1.3	-24%	3.5	4.1	-14%

Loss per share – continuing operations	$0.02	$0.02		$0.07	$0.08

Our net loss for the three month period ended September 30, 2008 decreased by 24 percent compared to the same period in 2007. This decrease resulted from the following:

  Increase in revenues (see additional discussion under the "Operating Results – Revenue" section); and
  Decrease in income taxes (see additional discussion under Operating Results – "Income Tax Expense" section); offset by
  Increase in certain selling general and administrative ("SG&A") expenses (see additional discussion under the "Operating Results – Selling, General and Administrative" section);
  Increase in product research and development ("PR&D") expense (see additional discussion under Operating Results – "Product Research and Development" section);
  Increase in legal expenses (see additional discussion under the "Operating Results – Legal" section); and
  Increase in business taxes expense (see additional discussion under the "Operating Results – Business Taxes" section).

Our net loss for the nine month period ended September 30, 2008 decreased by 14 percent compared to the same period a year earlier, for the following reasons:

  Increase in revenues (see additional discussion under the "Operating Results – Revenue" section);
  Decrease in legal expenses (see additional discussion under the "Operating Results – Legal" section); and
  Decrease in income taxes (see additional discussion under Operating Results – "Income Tax Expense" section); offset by
  Increase in certain selling general and administrative ("SG&A") expenses (see additional discussion under the "Operating Results – Selling, General and Administrative" section);
  Increase in product research and development ("PR&D") expenses (see additional discussion under Operating Results – "Product Research and Development" section); and
  Increase in business taxes expense (see additional discussion under the "Operating Results – Business Taxes" section).

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data from continuing operations for the past eight fiscal quarters:

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	2008	2008	2008	2007
(In millions, except per share amounts)
Revenues	$4.2	$2.7	$3.0	$3.6
Selling, general and administrative	3.1	2.7	2.8	3.0
Business Taxes	0.4	0.2	0.0	0.7
Legal	0.5	0.3	0.2	0.6
Product, research and development	0.8	0.8	0.7	0.7
Depreciation and amortization	0.4	0.4	0.4	0.4
Operating loss	0.9	1.7	1.1	1.8
Loss from continuing operations	1.0	1.5	1.1	1.7
Net loss	$1.0	$1.5	$1.1	$1.7
Loss per share - Basic and diluted	$0.02	$0.03	$0.02	$0.03

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	2007	2007	2007	2006
(In millions, except per share amounts)
Revenues	$3.4	$3.5	$2.6	$3.2
Selling, general and administrative	2.3	2.7	2.5	3.2
Business taxes	0.1	0.3	0.2	0.2
Legal	0.5	0.4	0.4	0.8
Product, research and development	0.6	0.6	0.5	0.8
Depreciation and amortization	0.4	0.4	0.5	0.5
Operating loss	0.6	0.9	1.5	2.3
Loss from continuing operations	1.3	1.2	1.6	2.6
Net loss	$1.3	$1.2	$1.0	$3.0
Loss per share - Basic and diluted	$0.02	$0.02	$0.02	$0.06

The net loss in the third quarter of 2008 was $1.0 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $1.5 million, or a loss of $0.03 per basic and diluted share, in the 2008 second quarter, a decrease of 36 percent resulting from an increase in revenue, partially offset by increases in operating costs.

Revenues in the third quarter of 2008 were $4.2 million. This compares to the 2008 second quarter revenues of $2.7 million, an increase of 56 percent. The increase in revenues resulted from a number of factors including contract extensions at higher rates, contract amendments at higher rates and contracts with new customers. The increase also results from certain customers shipping more units with our technology embedded. It should be noted that future quarters should benefit from higher revenues from renegotiated contracts with increasing year over year revenues as we successfully complete contract negotiations for all product lines, but especially Qix and Decuma.

SG&A expense for the 2008 third quarter was $3.1 million compared to $2.7 million in the second quarter of 2008, an increase of 15 percent. The increase is due primarily to higher commissions, higher investor relations expense, increasing consulting fees associated with our Sarbanes Oxley compliance, and an increase in our stock compensation expenses. Aside from the effects noted above our SG&A expenses have remained stable compared to the second quarter of 2008.

Business taxes for the 2008 third quarter were $0.4 million compared to $0.2 million in the second quarter of 2008. The increase resulted from the third quarter benefiting from an increase in revenues from our Asian customers, and from the repatriation of cash held in both of our Chinese subsidiaries through inter-company royalties, both of which are subject to business taxes.

Legal expense for the 2008 third quarter was $0.5 million compared to $0.3 million in the second quarter. The increase is due primarily to additional legal expenses from the successful completion of our defense against the Board of Regents of the University of Texas ("U of T"), and an increase in costs related to the Nuance patent infringement claim, and examination of strategic alternatives. It should be noted that our legal fees will likely increase as a result of these claims.

The following chart summarizes the quarterly revenues and operating expenses from continuing operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations.

Revenues in the third quarter of 2008 have increased compared to the second quarter of 2008 as described in the previous section. As noted in our Management Discussion and Analysis for the second quarter of 2008, we were not able to recognize certain revenues in that quarter due to timing factors. These revenues, amounting to approximately $0.5 million have now been recognized in the third quarter. We believe the gap between our expenses and revenues is closing such that we will achieve profitable operations in the foreseeable future.

Operating Results

Revenues

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%
(In millions, except percentages)

Royalties, license and implementation fees	$4.2	$3.4	26%	$10.0	$9.5	5%
Revenues have increased significantly in the third quarter of 2008 compared to the same period in 2007. The increase is caused by:

Revenues have increased significantly in the third quarter of 2008 compared to the same period in 2007. The increase is caused by:

  The renewal and renegotiation of agreements with some of our significant customers which resulted in a significant increase in our year over year revenues (see additional discussion under the "Recent Developments" section);

  Increase in royalties from customers reporting more units shipped in which our technology is embedded;

  The successful signing of contracts with new customers; and

  Completing a contract negotiation resulting in additional revenues, of which a portion would have been recognized in the second quarter of 2008 had the negotiations been completed by June 30, 2008.

Revenues increased by $0.5 million or 5 percent compared to the nine month period ending September 30, 2007. The increase in revenues resulted primarily from:

  The renewal and renegotiation of agreements with some of our significant customers as discussed above (see additional discussion under the "Recent Developments" section);

  Increase in royalties from customers reporting more units shipped in which our technology is embedded; and

  Signing contracts with new customers; offset by

  The second quarter of 2007 benefiting from the non-recurring recognition of $0.4 million in revenue relating to under reported royalties by a customer from previous periods.

We expect to continue to increase our recurring revenues as we continue to conduct trials and market Qix. As a result of our marketing efforts, we announced our new Qix agreement with TELUS in February 2008, followed by first shipments of Qix on TELUS phones in October, 2008. We believe this agreement validates our Qix technology to the market and will be beneficial in marketing Qix to other potential customers. We have also completed trials with two major carriers. We believe that the results of our trials validate Qix and will be an important factor in successfully completing our contract negotiations and introducing Qix to the market.

We continue to make progress in licensing Decuma. One of our major customers shipped a significant number of units with Decuma embedded in the nine month period ended September 30, 2008. Additionally, a major customer started shipping units with Decuma embedded in the second quarter of 2008 and another major customer is expected to start shipping units with Decuma embedded in the first quarter of 2009.

We have also been successful in signing new license agreements with our Predictive Text products – eZiText and eZiType. Some of these agreements have been renewed with significant increase in revenues.

Revenues by Product and Classification

Our revenues are derived from three product groups: Predictive Text - eZiText and eZiType; handwriting recognition - Decuma; and mobile search and discovery - Qix. For the nine month period ended September 30, 2008, 92 percent of our revenues were derived from Predictive Text compared to 97 percent in the same period in 2007. The remaining portion was derived from Decuma. We successfully signed a Qix deal with TELUS in the first quarter of 2008 and expect revenues in the fourth quarter of 2008. We expect the percentage of revenues from Decuma and Qix to increase significantly in 2009 due to two factors – higher volumes of both products and both Decuma and Qix commanding higher average selling prices than Predictive Text.

We classify our revenues as software licensing royalties, license and implementation fees, and maintenance and support fees. Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. The following table sets forth our percentage of revenue by classification.

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
(In percentages)

Software licensing royalties	94%	86%	91%	85%

License and implementation fees	4%	11%	6%	11%

Maintenance and support fees	2%	3%	3%	4%

The percentage of revenues from royalties for the third quarter of 2008 has increased to 94 percent compared to 86 percent for the same period in 2007. Royalties are increasing as we benefit from negotiating favorable contract terms with existing customers, and customers continuing to embed our technology in their products who are also experiencing increasing volumes. Another factor is the competitive nature of the predictive text market which results in pricing pressure on our license and implementation, and maintenance and services fees. License and implementation fees can also fluctuate significantly from quarter to quarter as they are one time fees that depend on the date contracts are signed and subsequent delivery of services. As we continue to market our new Qix and Decuma technologies, the percentage of royalties derived from total revenues is expected to increase.

Revenues by Geographic Region

The following table sets forth revenues recognized by our subsidiaries in the regions in which those subsidiaries reside:
	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Canada	$2.4	$1.4	63%	$5.3	$3.9	35%

United States	0.1	0.4	-64%	0.6	0.8	-22%

Asia	1.6	1.5	12%	3.9	4.5	-13%

Sweden	0.1	0.1	-11%	0.2	0.3	-31%

The following table sets forth our revenues based on the regions in which our customers reside:

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Asia	$2.0	$1.9	6%	$5.2	$5.5	-7%

Europe	2.0	1.0	91%	4.3	2.8	57%

North America	0.2	0.5	-55%	0.5	1.2	-60%

Revenues from our Asian customers have increased in the third quarter of 2008 from successfully amending a contract which increased our 2008 revenues significantly. Over nine months revenues from Asian customers are down slightly due to the competitiveness of the Asian market. Our European revenues have increased significantly due to the renegotiation and renewal of key contracts with significant customers under favorable terms. North American revenues have decreased from a significant customer reporting fewer units shipped with our technology embedded.

Significant Customers

The following table sets forth the percentage of total revenue accounted for by our top three customers along with the percentage of total revenue accounted for by our top five customers:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

(In percentages)

Significant Customer 1	36%	22%	32%	24%

Significant Customer 2	21%	14%	13%	10%

Significant Customer 3	11%	10%	11%	9%

Top Five Customers	84%	60%	73%	57%

Revenues from the top five customers in the third quarter of 2008 have increased to 84 percent from 60 percent of total revenues from the top five customers in the same period in 2007. This upward trend reflects the renegotiation and renewal of contracts with our largest customers. We expect that our largest customers will continue to contribute a significant portion of our revenue.

Revenues from the top five customers in the nine months ended September 30, 2008 have increased to 73 percent from 57 percent from the same period in 2007. The increased concentration is for the same reasons noted in the previous paragraph.

Selling, General and Administrative Expense

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Selling general and administrative expenses	$3.1	$2.3	30%	$8.5	$7.6	12%

The above table has been reclassified to reflect that business taxes are shown separately.

SG&A includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, bad debts and other administrative expenses.

SG&A expenses for the third quarter of 2008 have increased by 30% percent compared to the same period in 2007 for the following reasons:

  An increase in commissions from higher revenues and agency agreements;

  An increase in compensation costs including salaries, accruals for bonuses, and stock compensation expenses in order to compensate employees to market;

  An increase in investor relations expense; and

  An increase in audit and other compliance fees.

SG&A expenses for the nine month period ended September 30, 2008 have increased by 12 percent compared to the same period in 2007 due to:

  An increase in commissions from higher revenues and agency agreements;

  An increase in salaries, bonuses, and stock compensation expenses;

  An increase in the head office rent expense; and

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the U.S. dollar (see additional discussion under the "Operating Results – Foreign Currency" section); offset by

  A decrease in professional fees due to the completion of the cross border transaction submission to the CRA.

We are committed to the cost optimization and have been successful in reducing or containing certain costs, but have been affected by external factors as they relate to other costs. We expect SG&A expense in 2008 to remain at slightly higher levels as experienced in 2007.

Business Taxes

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Business taxes	$0.4	$0.1	351%	$0.6	$0.6	6%

Business taxes include withholding and value added taxes. Withholding taxes represent amounts remitted to foreign governments for revenues earned in those jurisdictions with which we do not have a permanent establishment. Value added taxes represent taxes collected from our customers in China and remitted to the People’s Republic of China ("PRC") tax authorities.

Business taxes for the third quarter of 2008 have increased by 351 percent compared to the same period in 2007 as a result of:

  Revenues earned from a geographic region with higher withholding taxes;

  Business taxes incurred on the payment of royalties from our Chinese subsidiaries; and

  The prior year benefiting from the recovery of withholding taxes from one of our customers.

Business taxes for the nine month period ended September 30, 2008 have increased by 6 percent compared to the same period in 2007 as a result of:

  Business taxes incurred on the payment of royalties from our Chinese subsidiaries;

  An increase in revenue from a significant customer in a geographic region with higher withholding taxes; and

  The prior year benefiting from the recovery of withholding taxes from one of our customers; offset by

  The partial recovery of withholding taxes accrued in the fourth quarter of 2007 for our intercompany royalty program.

Legal

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Legal	$0.5	$0.5	19%	$1.0	$1.3	-21%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters.

Legal expenses increased in the third of quarter of 2008 compared to the same period in 2007 due primarily to a temporary increase in fees to terminate the U of T litigation (see additional discussion under "Litigation/Indemnification" section) as well as fees incurred in the Nuance litigation.

Legal expenses for the nine month period ended September 30, 2008 have decreased compared to the same period in 2007. The decrease results primarily from an overall decrease in our legal fees relating to the U of T litigation (see additional discussion under "Litigation/Indemnification" section).

Nuance filed two lawsuits against us in the third quarter of 2008. These claims have the potential to significantly increase our legal expenses in subsequent quarters.

Product Research and Development Expense

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Gross product research and development	$1.1	$1.2	-11%	$3.3	$3.0	10%

Capitalized costs	0.3	0.6	-43%	1.1	1.3	-15%

Product research and development	0.8	0.6	17%	2.2	1.7	29%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased by 11 percent in the third quarter of 2008, compared to the same period in 2007, due to the following:

  A decrease in our overall head count; and

  A reallocation of our staff to geographic regions with lower salary costs.

It should be noted that because we released a significant number of projects in the third quarter of 2008, our ability to capitalize costs is reduced accordingly. As a result, the costs capitalized in the third quarter of 2008 decreased compared to the same period in 2007.

Gross expenditures on product development for the nine month period ended September 30, 2008 have increased by 10 percent compared to the same period in 2007. The increase in expenditures is caused by:

  An increase in salaries to adjust our employee compensation to market;

  An increase in stock compensation expenses; and

  A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the U.S. dollar (see additional discussion under the "Operating Results – Foreign Currency" section).

We will continue to incur costs in all of our product lines to add additional features, language databases, and to implement on additional platforms. In addition, we expect to incur costs for research and development related to potential new products. We expect that PR&D expenses will continue to increase moderately in the future as our products are introduced into the market.

Depreciation and Amortization

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Depreciation	$0.1	$0.1	-1%	$0.2	$0.3	-4%

Amortization of deferred software development costs	0.3	0.3	7%	0.8	0.9	-8%

Amortization of other intangibles	0.1	0.1	1%	0.2	0.2	1%

The table above sets out the components of depreciation and amortization expense.

Depreciation and amortization expense in the third quarter of 2008 has increased compared to the same period in 2007. Deprecation and amortization expense increases when a product is commercially released as the release of that product initiates the amortization of those costs. When a product is fully amortized, the future depreciation and amortization expense decreases as those costs have been completely expensed. Because we released a number of new products in the third quarter of 2008, our amortization expenses has increased.

Depreciation and amortization expense has decreased for the nine month period ended September 30, 2008. While we expect our amortization expense to increase in future periods from the release of a number of new products in the third quarter of 2008, the expense will be seen in future periods and is not significant enough to offset the decrease in depreciation from products released in prior periods that have become fully amortized.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in the third quarter of 2008 and the nine month period ended September 30, 2008 compared to same periods in 2007 as the average cash position decreased.

Income Tax Expense

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Income tax	$0.0	$0.7	-99%	$-0.1	$1.2	-114%

We account for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes". Future tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce future tax assets to the extent that management considers it is more likely than not that a future tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of future income tax liabilities, the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

For the third quarter 2008, income tax expense is $5,801 compared to $0.7 million for the same period in 2007. This decrease resulted primarily from the accrual of $0.7 million in the third quarter of 2007 relating to the audit by the Canada Revenue Agency ("CRA") of our cross border transactions which is discussed further below. The decrease also results from a shift in revenue from our taxable Chinese subsidiary to our Chinese subsidiary that is currently benefiting from certain tax incentives. We also benefit from our ability to claim a deduction on our inter-company royalty payments.

Income tax expense has decreased for the nine month period ended September 30, 2008. The decrease is caused by the $0.7 million tax accrual recorded in the third quarter of 2007, and the shift in revenue between our Chinese subsidiaries as described above. In addition, in 2008 $0.3 million of the CRA tax accrual was reversed as discussed below.

The CRA commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to the CRA on July 10, 2007. In accordance with FIN 48, we accrued a provision of $652,278 in our current liabilities in third quarter of 2007 which represented possible penalties and interest, assuming that the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years was then applied to all tax years that were open in Canada at that time. As our international transfer pricing adjustments did not result in changes to tax payable, we proposed that no penalties or interest be charged. On July 19, 2008 we received an official letter from the CRA accepting our submission as filed, including the decision that no adjustments were required. In accordance with the CRA’s acceptance of our submission, we have reversed $212,077 of the provision in the second quarter of 2008 for the 2002 and 2003 taxation years. It should be noted that we had already reversed $58,061 in the first quarter of 2008 due to a prior year becoming statute barred.

As of September 30, 2008, in accordance with FIN 48, we carry a provision of $365,825 representing the taxation years that remain open. We believe the likelihood of eventually paying tax relating to such provision is minimal, as proven by the results of the now completed audit of 2002 and 2003. However, we are required by FIN 48 to maintain this tax provision for all open taxation years.

The tax incentives for our new Chinese subsidiary will begin to be phased out after 2008. Accordingly, the subsidiary’s income will become taxable for taxation years after 2008. The effective tax rate for 2009 is expected to be lower than the general PRC corporate tax rate. The rate is then expected to increase for 2010 and subsequent years and could eventually reach the corporate tax rate of 25 percent. However, the implementation of our inter-company royalty program effectively results in the opportunity to remove a substantial portion of taxable income from our Chinese subsidiaries; thus we expect income tax expense relating to our operations in China to continue to be lower than historical levels.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

For the three months ended March 31, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the three months ended March 31, 2007.

The completion of this sale represents the end of our involvement in the e-Learning business segment. As a result, for the three month period ended March 31, 2007, the e-Learning business segment has been reclassified to discontinued operations.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

We report in U.S. dollars but also have operations and expenses in Canada, Sweden, United Kingdom, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. Assuming all of the above currencies appreciate by one hundred basis points at the beginning of the year relative to the U.S. dollar, we estimate our expenses to increase by approximately $142,000 on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $90,000 for every one hundred basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis assuming the rate increases at the beginning of the year.

Based on the actual appreciation of the Canadian dollar, Chinese Reminbi, Hong Kong dollar, and Swedish Krona relative to the U.S. dollar for the nine months ended September 30, 2008, we estimate our total expenses have increased by approximately $0.9 million assuming the same expense level in the above foreign currencies remains unchanged from 2007. This increase in costs continues to affect our expenses for the nine months ended September 30, 2008 and has offset many of the cost reduction initiatives that we have undertaken.

The U.S dollar has recently increased in strength against the Canadian dollar. Should this strength continue through the fourth quarter of 2008 and for 2009, we would expect a decrease in our costs.

Given the recent volatility of the U.S. dollar, especially in comparison to the Canadian dollar, we have reviewed our foreign exchange risk and the appropriateness of hedging strategies. As a result of our review, we are examining our foreign exchange policies and considering implementing a foreign exchange hedging program. Under this program, we would actively monitor market rates and may initiate hedging strategies when appropriate. We will also look to naturally hedge our foreign currency expenses by matching the currencies of our revenues and expenses to a greater degree than we are at present.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly, changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

	Three months ended			Nine months ended
	September 30,			September 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Net Cash provided by (used in):

Operating activities	$-1.8	$-1.0	-82%	$-6.1	$-1.3	-361%

Financing activities	1.3	0.0	N/A	1.3	4.6	-73%

Investing activities	-0.3	-1.3	75%	1.4	-2.4	180%

Discontinued operations	0.0	0.0	0%	0.0	0.6	-100%

Net increase (decrease)	-0.9	-2.2	61%	-3.2	1.6	-297%

Cash Requirements Outlook

At September 30, 2008, we had cash and cash equivalents of $1.8 million compared to $5.0 million as at December 31, 2007. However, it should be noted that two recently completed customer contracts had provisions for upfront payments totaling $3.3 million which were received shortly after the quarter ended, which if they had been received prior to the quarter end would have permitted us to report $5.1 million in cash and cash equivalents.

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

Given our success in signing new contracts and renewing contracts with favorable year over year revenue increases as well as beneficial payment structures, we may not need additional capital to support our operations, provided that we can become profitable in the near future. We plan to generate positive cash from operations in the future (see additional discussion under the "Critical Accounting Policies and Estimates – Going Concern Basis" section). We will continue to consider various alternatives to address our capital requirements, including consummation of contracts for new revenue leading to achievement of profitable operations, as well as, if necessary or beneficial, seeking financial resources in the capital markets.

Restricted Cash

Funds held in one of our Chinese subsidiaries had previously been classified as Restricted Cash because it was not fully available to fund operations of the Company outside of China. In the first quarter of 2008, we were successful in establishing an inter-company royalty program pursuant to which we transferred to Canada most of the cash balances held by our subsidiary in China, which were previously classified as restricted cash. The continued existence of the inter-company royalty program allows us to classify cash balances in China as cash and cash equivalents rather than restricted cash. We expect to be able to continue such classification of cash in the future. Accordingly, all cash balances as at September 30, 2008 are classified as available cash.

We had nil restricted cash as at September 30, 2008 compared to $2,740,702 as at December 31, 2007.

Bank Indebtedness

In September 2008, we secured a $1,250,000 credit facility with our principal bank, HSBC Bank Canada ("HSBC"). The loan is secured by a single trade receivable, and is insured by Export Development Canada. The loan is due on demand, or the earlier of the collection of the receivable or October 31, 2008. The loan is also secured by a first priority interest in all capital assets of the Company and bears interest at HSBC’s base U.S. rate plus 1 percent. The loan and accrued interest thereon was repaid in full on October 16, 2008.

In December 2006, we secured a $1,000,000 credit facility with HSBC. The loan was secured by a single trade receivable, and was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable or March 1, 2007. The loan was secured by a first priority interest in all capital assets of the Company, and bore interest at LIBOR plus 2 percent. The loan and accrued interest thereon was repaid in full on January 10, 2007.

The proceeds from the above credit facilities were used to augment our cash balances for operating purposes.

Cash Flows - Summary

During the three month period ended September 30, 2008, our available cash balances decreased by $0.9 million primarily represented by:

  $1.5 million increase in non-cash working capital, comprised primarily of a $4.0 million increase in accounts receivable and prepaid expenses, offset by a $1.8 million increase in deferred revenue and deferred taxes, and a $0.7 million increase in accounts payable and accrued liabilities;

  $0.3 million in cash losses from continuing operations (i.e., $1.0 million loss from continuing operations less $0.7 million of non-cash expenses including depreciation and amortization expense and stock compensation expense); and

  $0.3 million in deferred software development costs and capital asset additions; offset by

  $1.3 million receipt of cash from bank indebtedness.

During the three month period ended September 30, 2007, we experienced a decrease in available cash by $2.2 million primarily represented by:

  $0.4 million increase in non-cash working capital, comprised primarily of a $0.1 million increase in accounts receivable and prepaid expenses, and a $0.6 million decrease in deferred revenue and deferred taxes; partially offset by a $0.3 million increase in accounts payable and accrued liabilities;

  $0.6 million in cash losses from continuing operations (i.e., $1.2 million loss from continuing operations less $0.6 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

  $0.6 million in deferred development costs and capital asset additions; and

  $0.6 million increase in cash classified as restricted.

During the nine month period ended September 30, 2008, we experienced a decrease in available cash of $3.2 million primarily represented by:

  $4.5 million decrease in non-cash working capital, comprised primarily of a $1.1 million decrease in accounts payable and accrued liabilities, a $0.6 million decrease in deferred revenue and deferred taxes, and a $2.8 million increase in accounts receivable and prepaid expenses;

  $1.5 million in cash losses from continuing operations (i.e., $3.5 million loss from continuing operations less $2.0 million of non-cash expenses including depreciation and amortization expense and stock compensation expense); and

  $1.3 million in deferred software development costs and capital asset additions; offset by

  $2.7 million in restricted cash that was reclassified as non-restricted in the first quarter of 2008; and

  $1.3 million receipt of cash from bank indebtedness.

During the nine month period ended September 30, 2007, we experienced an increase in available cash of $1.6 million primarily represented by:

  $5.6 million in net proceeds from the private placement and exercise of stock options;

  $1.0 million increase in non-cash working capital, comprised primarily of a $3.0 million decrease in accounts receivable and prepaid expenses, a $0.1 million increase in accounts payable and accrued liabilities, offset by a $2.1 million decrease in deferred revenue and deferred tax; and

  $0.6 million gain from the sale of Archer (see additional discussion under the "Operating Results – Discontinued Operations" section); offset by

  $2.3 million in cash losses from continuing operations (i.e., $4.1 million loss from continuing operations less $1.7 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

  $1.4 million in deferred development costs and capital asset additions;

  $1.0 million in the repayment of bank indebtedness outstanding at year-end; and

  $1.0 million increase in restricted cash.

It should be noted that our non-cash working capital has increased significantly in 2008 resulting from an increase in accounts receivable. This increase reflects our success in favorably renewing and amending our contracts with significant customers, including significant upfront fee payments as discussed above. Approximately $3.3 million of accounts receivable were collected shortly after the quarter ended.

Operating Activities

Cash used in operating activities in the third quarter of 2008 was $1.8 million, a quarter over quarter increase of $0.8 million when compared to the $1.0 million used in operating activities in the third quarter of 2007. The increase in cash used results from an increased investment in non cash working capital.

Cash used in operating activities for the nine month period ended September 30, 2008 was $6.1 million, an increase of $4.8 million when compared to $1.3 million used in operating activities in the same period in 2007. Cash used in operating activities increased due to an increase in non-cash working capital of $5.6 million, which was partially offset with a reduction in operating losses of $0.6 million compared to the same period in 2007. The increase in non-cash working capital compared to 2007 resulted from the timing differences created by the collection of a large receivable from a significant licensee in the first quarter of 2007, which normally would have occurred in a different quarter and approximately $3.3 million of receivables collected shortly after the end of the quarter ended September 30, 2008 relating to the renewal or amendment of contracts with significant customers.

Financing Activities

In the three and nine month periods ended September 30, 2008, we received $1.3 million in financing from a credit facility. The credit facility was due on demand and due on the earlier of the collection of a significant receivable or October 31, 2008. The amount with interest thereon was repaid on October 16, 2008.

In 2007, we received a net amount of $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by the repayment of $1.0 million in bank indebtedness from year end 2006. The bank credit facility was terminated upon repayment of the $1.0 million.

In December 2006, we received $1.0 million in financing from a credit facility, which was terminated on repayment in January 2007.

Investing Activities

Cash used in investing activities decreased by $0.9 million in the third quarter of 2008 compared to the same period in 2007. The decrease in cash used is due primarily to a decrease in deferred software costs and capital asset purchases. In addition, in the third quarter of 2007, our restricted cash balance increased by $0.6 million. The increase in our restricted cash balance was categorized as cash used in our investing activities. There was no such requirement in the third quarter of 2008.

We received $1.4 million in cash from investing activities for the nine month period of 2008 compared to using $2.4 million in the same period in 2007, an increase of $3.8 million. The increase is derived from the reclassification of $2.7 million in restricted cash to non-restricted in the first quarter of 2008 resulting from the successful implementation of our inter-company royalty program. In the nine month period ended September 30, 2007, our restricted cash balances increased by $1.0 million and was classified as cash used in our investing activities. Accordingly, the reclassification of cash as non-restricted in 2008 amounts to a $3.7 million total benefit compared to the same period in 2007.

Commitments and Contractual Obligations

As at September 30, 2008 and December 31, 2007, we did not have any long-term debt.

We rent premises under operating leases, which expire at various dates up to June 2012. Annual rental payments under these leases for each of the next five years are as follows:

2008	992,401
2009	836,424
2010	686,896
2011	675,074
2012	337,537
Total	$3,528,332

These lease commitments are expected to be paid from revenues from operations, existing working capital and if necessary, additional capital.

Transactions with Related Parties

In the course of our operations, we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

The amounts due from (to) related parties are as follows:

	September 30, 2008	December 31, 2007
Due to law firm in which a director is a partner	$(41,819)	$(1,938)
Due to a company in which an officer is a partner	N/A	$(116,000)

The following table outlines the Company’s related party transactions for the three month period ended September 30:

	2008	2007
Legal services provided by a law firm in which a director is a partner	$41,892	$12,353
Consulting fees paid to a firm in which an officer is a partner	$4,700	$59,909

The following table outlines the Company’s related party transactions for the nine month period ended September 30:

	2008	2007
Legal services provided by a law firm in which a former director is a partner	N/A	$146,315
Legal services provided by a law firm in which a director is a partner	$65,191	$14,404
Consulting fees paid to a firm in which an officer is a partner	$28,600	$162,613

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as at September 30, 2008 and December 31, 2007.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices, furniture and equipment, primarily computers. In addition, we require continuous upgrades of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology. However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

Litigation/Indemnification

Nuance Litigation

In the third quarter of 2008, Nuance launched two lawsuits against Zi. On August 19, 2008 we received a motion filed against us in the United States District Court, Northern District of California, San Francisco Division. The motion claims that Zi violated a 2002 consent judgment which settled a patent litigation with Tegic, a recently acquired subsidiary of Nuance, involving our eZiText software. On November 7, 2008 the motion was dismissed by the courts without prejudice, and both parties were ordered to seek arbitration.

We received a patent infringement claim on August 27, 2008, filed in the Federal Court in Toronto, Canada, which claims that Zi has infringed Nuance’s intellectual property with our Qix and eZiText products.

We have responded to both claims and believe both are without merit. We are examining all legal remedies available to us with respect to these claims.

U of T Litigation

Commencing on March 11, 2005, U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. The defendants included customers of ours as well as customers of our competitors. We were not a named party in the action. In order to defend the legitimacy of the licensed software and maintain the relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense. Accordingly, and without any admission of liability, we agreed to assume the defense of five of our customers, four of which we settled since the costs of defense would have outweighed the cost of settlement.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants, including the remaining customer whose defense the Company had assumed. The plaintiff subsequently filed an appeal but the original finding of the District Court was upheld by the Appeals Court in July 2008. The U of T subsequently filed a petition for a rehearing on August 8, 2008 which was denied.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

We do not anticipate or foresee at this time any basis for new intellectual property proceedings being instigated by other parties against us or by us against other parties. However, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

There are no significant subsequent events.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Our history of operating losses and uncertainty of future profitability;

  The potential inability to raise additional capital to support our operations and future growth;

  Risks and uncertainties associated with competing with a company many times our size;

  Uncertainty regarding the renewal of significant contracts as they come due;

  Risk that OEMs and ODMs may refuse to embed our technology on products they supply to network carriers licensing our technology;

  Uncertainty as to the degree of and continuing market acceptance of our products and services;

  Uncertainties relating to product development;

  Risks associated with the number, amount and timing of new product introductions;

  Our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  Uncertainty regarding patents, proprietary rights and software piracy;

  Variability in customer demand;

  Fluctuations in quarterly results could negatively affect our financial results;

  Our dependence on third party performance under marketing and licensing arrangements;

  Risks associated with the contingent nature of continued performance under major sales contracts;

  Rapid technological change and competition;

  Uncertainty regarding the pricing, reporting and collection of accounts;

  Uncertainties related to dependence on third-party suppliers;

  Risks associated with dependence on sales in foreign countries;

  The potential for adverse developments in pending litigation;

  Risks related to indemnity claims from third parties;

  Fluctuations in foreign exchange rates;

  Uncertainties associated with changes in government policy and regulation, particularly in PRC;

  Adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  Changes in our size and structure;

  Risks associated with mergers, acquisitions and dispositions;

  Risks of dilutive future financings;

  The effectiveness of our management and our strategic relationships;

  Inability to attract and retain key personnel;

  The negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

  Other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and

  Other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities in Canada.

Additional Information

Additional information can be found in our Form 20-F filed with the U.S. Securities and Exchange commission as well as in other public documents filed in Canada which can be accessed at www.sec.gov and www.sedar.com respectively.